Filed Pursuant to Rule 424(b)(2)

Registration No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities of UBS AG	$3,000,000	$348.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PRICING SUPPLEMENT To Prospectus dated January 13, 2009

UBS AG $3,000,000 Fixed to Floating Rate Notes

Linked to 3-Month LIBOR due September 29, 2021

Market Strategies to Complement Traditional Fixed Income Investments

Investment Description

Fixed to Floating Rate Notes Linked to 3-Month LIBOR (the “Notes”) are unsubordinated and unsecured obligations of UBS AG (“UBS” or the “Issuer”). UBS will pay interest quarterly on the Notes, which will accrue at a fixed rate of 6.00% per annum for the first year and at a floating rate for the remaining term of the Notes. The floating rate will be equal to 3-Month LIBOR (as defined below) plus a spread of 1.75% per annum (the “Floating Rate”), subject to a maximum interest rate of 7.00% per annum (the “Interest Rate Cap”).

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑

Income: UBS will pay interest quarterly on the Notes. In the first year, interest will accrue at a fixed rate of 6.00% per annum. For the remaining term of the Notes, interest will accrue at a floating rate equal to 3-Month LIBOR plus 1.75% per annum, subject to the Interest Rate Cap.

Key Dates

Trade Date	September 26, 2011

Settlement Date	September 29, 2011

Interest Payment Dates	Quarterly on the 29th day of each March, June, September and December, commencing on December 29, 2011, during the term of the Notes (subject to adjustments as described herein).

Maturity Date	September 29, 2021

CUSIP:	90261JHS5

ISIN:	US90261JHS50

Issue Price:	Variable price reoffer

Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page 8 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

UBS Securities LLC has agreed to purchase the Notes from us at •% of the principal amount, resulting in aggregate proceeds to us of $3,000,000. UBS Securities LLC has agreed to sell to one or more other securities dealers, and such other securities dealers have agreed to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at 100.00% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 99.00% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $2,970,000 and $3,000,000.

UBS Investment Bank

Pricing Supplement dated September 26, 2011

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Fixed to Floating Rate Notes Linked to 3-Month LIBOR that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with interest that changes from a fixed to a floating rate.

♦	You seek an investment with a return linked to 3-Month LIBOR and understand the complex factors that affect interest rates in general.

♦	You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦

You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little or no interest on your Notes for some or all of the nine years remaining following the Fixed Interest Rate Period.

♦

You believe that, after the Fixed Interest Rate Period, the Floating Rate plus the Spread, subject to the Interest Rate Cap, during the period in which you will hold the Notes will generally result in an effective yield that is more than that of a comparable fixed rate debt instrument.

♦

You are willing to accept the creditworthiness of UBS, as issuer of the Notes, for all payments under the Notes, and understand that if UBS were to default on its payment obligations, you may not receive any amounts under the Notes and could lose your entire investment.

The Notes may not be suitable for you if:

♦	You do not seek an investment that may pay a floating rate of interest.

♦	You are not familiar with complex factors that affect interest rates.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

♦

You believe that, after the Fixed Interest Rate Period, the Floating Rate plus the Spread, or the application of the Interest Rate Cap, during the period in which you hold the Notes will generally result in an effective yield that is less than that of a comparable fixed-rate debt instrument.

♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes, for any payment under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors” beginning on page 8 of this pricing supplement for risks related to an investment in the Notes.

What are the tax consequences of the Notes?

In the opinion of Sullivan & Cromwell LLP, and as described below under “Supplemental U.S. Tax Considerations,” your Notes will be treated as a variable rate debt instrument. The Issuer believes that, based on the terms of the equivalent fixed rate debt instrument as described below under “Supplemental U.S. Tax Considerations,” the Notes should be treated as subject to the original issue discount, or OID, rules for United States federal income tax purposes. The effect of the application of these rules to your Notes is that you will be required to accrue an amount of interest in the first year of your Note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your Note in such period. Conversely, you will be required to accrue an amount of interest in the remaining years of your Note that will generally exceed the stated interest on your Note in such periods.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” and consult your tax advisor.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Final Terms

Issuer	UBS AG, Jersey Branch

Calculation Agent	UBS AG, London Branch

Aggregate Principal Amount	$3,000,000

Denomination	$1,000 principal amount per Note

Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.

Issue Price	Variable price reoffer

Settlement Date	September 29, 2011

Maturity Date	September 29, 2021

Payment at Maturity

UBS will repay the full principal amount only if the Notes are held to maturity.[1] The total amount due and payable on the Notes on the Maturity Date will equal:

•    the principal amount; plus

•    unpaid interest accrued at the Applicable Interest Rate for the Interest Period ending on the Maturity Date.

Interest Payment Amount	The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) a fraction, the numerator of which is the number of days in the Interest Period (calculated on the basis of a 360-day year of twelve 30-day months) and the denominator of which is 360.

Applicable Interest Rate	For each Interest Period occurring during the Fixed Interest Rate Period, the Applicable Interest Rate is 6.00% per annum (the “Fixed Rate”).

For each Interest Period occurring thereafter the Applicable Interest Rate will be the floating rate equal to 3-Month LIBOR plus the Spread (the “Floating Rate”), subject to the Interest Rate Cap.

Spread	1.75% per annum

Interest Rate Cap	7.00% per annum

Interest Period	Quarterly from (and including) an Interest Period End Date (or the Settlement Date, in the case of the first Interest Period) to (but excluding) the next succeeding Interest Period End Date (or Maturity Date (without adjustment for business days) in the case of the final Interest Period).

Interest Period End Date	The 29th day of each March, June, September and December, commencing on December 29, 2011 and ending on the Maturity Date.

Interest Payment Dates	The 29th day of each March, June, September and December, commencing on December 29, 2011, and ending on the Maturity Date; subject to adjustments as described in “General Terms of the Notes — Modified Following Unadjusted Business Day Convention.”

Fixed Interest Rate Period	The first four Interest Periods, commencing on the Issue Date and ending on but excluding September 29, 2012.

Interest Reset Dates	The 29th day of each March, June, September and December, commencing on September 29, 2012, subject to adjustments as described in “General Terms of the Notes — Modified Following Unadjusted Business Day Convention.”

LIBOR Determination Date	The rate for 3-Month LIBOR will be reset by the Calculation Agent two London Banking Days prior to the first day of each Interest Period beginning at or after the end of the Fixed Interest Rate Period. The initial LIBOR Determination Date will be two London Banking Days prior to the September 29, 2012 Interest Period End Date.

Record Dates	The second business day immediately prior to the relevant Interest Payment Date.

Daycount Basis	30/360

Business Day Convention:	Modified Following Unadjusted

3-Month LIBOR	“3-Month LIBOR” means, with respect to any Interest Period occurring after the Fixed Interest Rate Period, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on the first day of such Interest Period, which appears on Reuters Screen LIBOR01 Page (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on the second London Banking Day preceding the first day of such Interest Period (a “LIBOR Determination Date”). If 3-Month LIBOR cannot be determined on a LIBOR Determination Date as described above, then 3-Month LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Determination Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent, beginning on the first day of such Interest Period, and in a representative amount. The Calculation Agent will request the principal London office of each of these four banks to provide a quotation of its rate. If at least two quotations are provided, 3-Month LIBOR for that LIBOR Determination Date and such Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, 3-Month LIBOR for that LIBOR Determination Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Determination Date, by three major banks selected by the Calculation Agent, beginning on the first day of such Interest Period and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, 3-Month LIBOR for the relevant LIBOR Determination Date and such Interest Period will be determined by the Calculation Agent, in a commercially reasonable manner and in its sole and absolute discretion. “London Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and on which dealings in U.S. dollars are transacted in the London interbank market. “Representative Amount” means an amount that, in the Calculation Agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

Business Day	When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institution in New York City and London generally are authorized or obligated by law, regulation or executive order to close.

Defeasance	Neither full defeasance nor covenant defeasance will apply to the Notes.

Listing	None

For additional terms related to this offering, please see “General Terms of the Notes” beginning on page 11.

[1]	Repayment of principal by UBS is dependent on the ability of UBS to satisfy its obligations as they come due.

Summary

This pricing supplement describes terms that will apply generally to the Notes. This pricing supplement prepared should be read in connection with the accompanying prospectus.

Fixed to Floating Rate Notes Linked to 3-Month LIBOR

The Fixed to Floating Rate Notes Linked to 3-Month LIBOR (the “Notes”) are medium-term notes issued by UBS AG that pay interest quarterly in arrears at a fixed rate of 6.00% per annum (the “Fixed Rate”) for the first four Interest Periods, or one year (such period ending on September 29, 2012, the “Fixed Interest Rate Period”), and thereafter for each subsequent Interest Period at a floating rate equal to 3-Month LIBOR plus a spread of 1.75% per annum (the “Floating Rate” (subject to the Interest Rate Cap) and, together with the Fixed Rate, the “Applicable Interest Rate”). UBS will repay the full principal amount only if the Notes are held to maturity, subject to the creditworthiness of UBS. The Notes are unsubordinated and unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes will be based on the Applicable Interest Rate, payable quarterly in arrears on the 29th day of each March, June, September and December, commencing on December 29, 2011 (each such date, an “Interest Payment Date”), subject to adjustments as described in “General Terms of the Notes — Modified Following Unadjusted Business Day Convention.” Interest, if any, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

As used herein, “Interest Period End Date” means the 29th day of each March, June, September and December, commencing on December 29, 2011 and ending on the Maturity Date. The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, December 29, 2011. Each subsequent Interest Period will begin on, and include, the Interest Period End Date that ends the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Period End Date. The final Interest Period will end on, but exclude, the Maturity Date or any earlier redemption date.

The amount of interest to be paid on the Notes for any Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) a fraction, the numerator of which is the number of days in the Interest Period (calculated on the basis of a 360-day year of twelve 30-day months) and the denominator of which is 360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

The Notes Are Part of a Series.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This pricing supplement summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Hypothetical examples of how the Applicable Interest Rate is calculated for Interest Periods occurring after the Fixed Interest Rate Period

The Applicable Interest Rate for each Interest Period occurring during the Fixed Interest Rate Period is 6.00% per annum.

For any Interest Period occurring after the Fixed Interest Rate Period, the Applicable Interest Rate will be equal to 3-Month LIBOR plus 1.75% per annum (the “Floating Rate”) subject to a maximum interest rate of 7.00% per annum (the “Interest Rate Cap”).

The examples below are based on hypothetical rates of 3-Month LIBOR provided for purposes of illustration only. The actual Applicable Interest Rate for any Interest Period occurring after the Fixed Interest Rate Period will depend on the actual rate for 3-Month LIBOR, which will be determined on the LIBOR Determination Date corresponding to such Interest Period.

The results in the table below are based solely on the hypothetical examples cited, and illustrate how changes in 3-Month LIBOR affect the interest amount payable on the Notes after the Fixed Interest Rate Period.

3-Month LIBOR	Applicable Interest Rate*	Interest amount payable on an Interest Payment Date**
7.00%	7.00%	$17.50
6.00%	7.00%	$17.50
4.00%	5.75%	$14.375
2.00%	3.75%	$9.375
1.00%	2.75%	$6.875
0.50%	2.25%	$5.625
0.20%	1.95%	$4.875
0.00%	1.75%	$4.375

*	Applicable Annualized Interest Rate = 3-Month LIBOR

**	The interest amount payable on an Interest Payment Date occurring after the Fixed Interest Rate Period per $1,000 Note is equal to: $1,000 x Applicable Interest Rate, converted to a decimal equivalent, a fraction, the numerator of which is the number of days in the Interest Period (calculated on a 30/360 basis) and the denominator of which is 360

Fluctuations in the 3-Month LIBOR make the Applicable Interest Rate on the Notes for any Interest Period occurring after the Fixed Interest Rate Period difficult to predict and, as a result, your effective return on the Notes may be lower than anticipated for one or more of those Interest Periods.

Historical Levels of 3-Month LIBOR

We have included the following graph of the historical behavior of 3-Month LIBOR for the period September 14, 2001 to September 26, 2011, for your reference. Past movements of 3-Month LIBOR are not indicative of future levels or the future behavior of 3-Month LIBOR.

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. This section describes some of the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity. UBS will repay the full principal amount of the Notes only if you hold the Notes to maturity. Changes in the prevailing interest rates could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of prevailing Interest rates, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the Applicable Interest Rate would result in an effective rate lower than that of a comparable fixed-rate instrument, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, you may not receive the full principal amount of your Notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The amount of interest payable on the Notes in certain Interest Periods is capped.

For each Interest Period after the Fixed Rate Interest Period, on the applicable LIBOR Determination Date, 3-Month LIBOR plus the Spread will be subject to the Interest Rate Cap of 7.00% per annum, which will limit the amount of interest you may receive on each Interest Rate Date. Thus, you will not benefit from any increases in 3-Month LIBOR plus the Spread above the Interest Rate Cap. Accordingly, the Notes may provide more of less interest income than an investment in a similar instrument.

Historical performance of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes

It is impossible to predict whether 3-Month LIBOR will rise or fall. 3-Month LIBOR will be influenced by complex and interrelated political, economic, financial and other factors, therefore historical performance of 3-Month LIBOR should not be taken as an indication of the future performance of 3-Month LIBOR during the term of the Notes.

Factors that may influence 3-Month LIBOR include:

♦	supply and demand among banks in London for U.S. dollar denominated deposits with approximately a three month term;

♦	general economic, financial, political or regulatory conditions;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	changes in interest rates generally;

♦	monetary policies of the Federal Reserve Bank; and

♦	inflation and expectations concerning inflation

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the date when the Calculation Agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the shape of the 3-month LIBOR forward rate curve on any day will affect the market value of the Notes more than any single factor.

Other factors that may influence the market value of the Notes include, but are not limited to:

♦	interest rates and/or stock in the market generally;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	the time remaining to maturity; and

♦	the creditworthiness and credit rating of UBS.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to interest rate swaps or futures may impair the value of the Notes.

We and our affiliates are active participants in interest rate swaps or futures contracts as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page 12, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may impair the value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to interest rate swaps and futures and other instruments that may affect interest rates may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to interest rates that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the prevailing interest rates, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page 12. The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in interest rates or 3-Month LIBOR specifically and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes and the 3-Month LIBOR to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS

The Notes are unsubordinated and unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including interest and any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this pricing supplement, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes is September 29, 2021.

Interest Payment Dates

Interest Payment Dates shall be the 29th day of each March, June, September and December, commencing on December 29, 2011 and ending with the Maturity Date, subject to adjustments as described under “ — Modified Following Unadjusted Business Day Convention.”

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the second business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Interest Period End Dates

Interest Period End Dates shall be the 29th day of each March, June, September and December, commencing on December 29, 2011, and ending with the Maturity Date.

Coupon

Interest on the Notes will be based on the Applicable Interest Rate, as determined by the Calculation Agent, payable quarterly in arrears on the Interest Payment Date for the applicable Interest Period. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, December 29, 2011. Each subsequent Interest Period will begin on, and include, the Interest Period End Date for the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Period End Date. The final Interest Period will end on, but exclude, the Maturity Date.

The Applicable Interest Rate for the first four Interest Periods, or 1 year (such period ending on September 29, 2012, the “Fixed Interest Rate Period”) will be a fixed rate of 6.00% per annum (the “Fixed Rate”).

Following the Fixed Interest Rate Period, the Applicable Interest Rate will be a floating rate equal to 3-Month LIBOR plus the Spread (the “Floating Rate”), subject to the Interest Rate Cap. “3-Month LIBOR” means, with respect to any Interest Period occurring after the Fixed Interest Rate Period, the offered rate (British Banker Association) for deposits in U.S. dollars for a period of three months, commencing on the first day of such Interest Period, which appears on Reuters Screen LIBOR01 Page (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 A.M., London time, on the second London Banking Day preceding the first day of such Interest Period (a “LIBOR Determination Date”). If 3-Month LIBOR cannot be determined on a LIBOR Determination Date as described above, then 3-Month LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Determination Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent, beginning on the first day of such Interest Period, and in a representative amount. The Calculation Agent will request the principal London office of each of these four banks to provide a quotation of its rate. If at least two quotations are provided, 3-Month LIBOR for that LIBOR Determination Date and such Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, 3-Month LIBOR for that LIBOR Determination Date will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., in New York, New York, on that LIBOR Determination Date, by three major banks selected by the Calculation Agent, beginning on the first day of such Interest Period and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, 3-Month LIBOR for the relevant LIBOR Determination Date and such Interest Period will be determined by the Calculation Agent, in a commercially reasonable manner and in its sole and absolute discretion. “London Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London and on which dealings in U.S. dollars are transacted in the London interbank market. “Representative Amount” means an amount that, in the Calculation Agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

LIBOR Determination Dates

For each Interest Period after the Fixed Interest Rate Period, the second London Banking Day immediately preceding the relevant Interest Reset Date

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City and London generally are authorized or obligated by law, regulation or executive order to close.

Modified Following Unadjusted Business Day Convention

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. However, if an Interest Payment Date or the Maturity Date falls on a day that is not a business day and the next succeeding business day is in the next calendar month, the date of payment will be the business day immediately preceding the Interest Payment Date or Maturity Date, as applicable, with the same effect as if paid on the originally scheduled due date.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding the amount of any Interest Payment to which you may be entitled, payments on the Notes due at maturity, business days, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or Short-term interest rate swap, futures and option transactions or purchases and sales of securities before and after the Settlement Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page 8 for a discussion of these adverse effects.

Certain ERISA Considerations

UBS, UBS Securities LLC and other of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of UBS’s affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of UBS’s affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”).

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”) and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and is subject to the limitations and exceptions set forth therein. This discussion assumes that the description of the Notes in this pricing supplement is materially correct.

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and is subject to the limitations and exceptions set forth therein. This discussion assumes that the description of the Notes in this pricing supplement is materially correct.

In the opinion of Sullivan & Cromwell LLP, and as described below under “Supplemental U.S. Tax Considerations,” your Notes will be treated as a variable rate debt instrument. The Issuer believes that, based on the terms of the equivalent fixed rate debt instrument as described below, the Notes should be treated as subject to the original issue discount, or OID, rules for United States federal income tax purposes and the discussion below assumes that the Notes will be so treated. The effect of the application of these rules to your Notes is that you will be required to accrue an amount of interest in the first year of your Note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your Note in such period. Conversely, you will be required to accrue an amount of interest in the remaining years of your Note that will generally exceed the stated interest on your Note in such periods.

As discussed in the accompanying prospectus under “U.S. Tax Considerations — Taxation of Debt Securities — Original Issue Discount,” (i) you must include original issue discount, or OID, (if any) in your gross income for federal income tax purposes as it accrues (regardless of your method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest, or QSI, on your Notes in order to determine the amount of OID in respect of a Note. As discussed in the following paragraph and discussed in further detail under U.S. Tax Considerations — Taxation of Debt Securities — Original Issue Discount — Variable Rate Debt Securities” in the accompanying prospectus, in order to determine the amount of the QSI and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. The amount of OID and QSI on the Notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the Notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date).

If the amount you receive in a calendar year is greater than the assumed payment, the excess over the assumed amount is treated as additional QSI and will be taxable to you as ordinary income. If the amount you receive in a calendar year is less than the assumed payment, the difference will reduce the amount of QSI you are treated as receiving and will reduce the amount of ordinary income you are required to take into income. The amount of OID accruals are not subject to adjustment on account of the actual payments made in respect of a Note differing from the assumed payments. Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for U.S. federal income tax purposes as a return of principal.

In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your Notes but should not include payments made in respect of your Notes that are in excess of QSI (as adjusted).

You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your Notes. See discussion under “U.S. Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities” for more information.

Depending on the purchase price of your Notes, you may be subject to the rules governing market discount, acquisition premium, or amortizable bond premium described in greater detail in the accompanying prospectus under “U.S. Tax Considerations — Original Issue Discount — Market Discount,” “—Acquisition Premium,” and “—Debt Securities Purchased at a Premium.” The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which includes the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the return on which to report the relevant information. However, once the Internal Revenue Service issues the return, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such return. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, redemption or maturity of the Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Supplemental Plan of Distribution

UBS has agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. UBS Securities LLC has agreed to purchase the notes from us at 100.00% of the principal amount, resulting in aggregate proceeds to us of $3,000,000. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the notes at 99.00% of the principal amount. Such other dealers propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the notes to the public may only sell the notes in such offering at a price that is greater than 99.00% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $2,970,000 and $3,000,000. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliate may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this pricing supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-722-7370.